Press Release

GreenPower Motor Company Inc. Announces Closing of Public Offering

Vancouver, B.C., October 30, 2024 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced the closing of its previously announced public offering of 3,000,000 of its common shares at a public offering price of U.S. $1.00 per share, for gross proceeds of U.S. $3,000,000, before deducting underwriting discounts and offering expenses. In addition, GreenPower has granted the underwriter a 45-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions.

ThinkEquity LLC acted as underwriter in the offering. Underwriting discount to ThinkEquity was 7%. The Company also issued and sold to certain principals and employees of ThinkEquity warrants (the "Underwriter's Warrants") to purchase up to 150,000 common shares of the Company. The Underwriter's Warrants are exercisable at any time and from time to time, in whole or in part, during the three year period commencing immediately from the date of issuance at a per share exercise price equal to U.S. $1.25, subject to any additional terms contained in the agreements representing the Underwriter's Warrants.

The Company intends to use the net proceeds from this offering for the production of all-electric vehicles, including BEAST school buses and EV Star commercial vehicles, as well as for product development, with the remainder, if any, for general corporate purposes.

ThinkEquity acted as sole book-running manager for the offering.

The offering was made pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission (the "SEC"). The final prospectus supplement relating to the offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004 Attention: Prospectus Department.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California.

Contacts

Fraser Atkinson, CEO
fraser@greenpowermoter.com

Brendan Riley, President

brendan@greenpowermotor.com

Michael Sieffert, CFO

Michael.sieffert@greenpowermotor.com

Forward-Looking Statements

This press release contains forward-looking statements with the meaning of applicable securities laws. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Such forward-looking statements include, among other things, GreenPower's anticipated use of the net proceeds of the offering. The material assumptions supporting these forward-looking statements include, among others, the receipt of all required regulatory approvals with respect to the offering. Actual results could differ materially due to a number of factors, including, without limitation, the dilutive effects of the offering, market conditions, and changes to the intended use of proceeds from the offering. Although GreenPower believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in GreenPower's securities should not place undue reliance on forward-looking information and statements because GreenPower can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and GreenPower assumes no obligation to update or revise this forward-looking information and statements except as required by law. Consequently, readers should not place any undue reliance on such forward-looking statements

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  ©2024 GreenPower Motor Company Inc. All rights reserved.